Exhibit (h.56)

SUBLICENSE AGREEMENT

This Sublicense Agreement (the “Agreement”) is made as of October 18, 2024, by and between BlackRock Fund Advisors (“BFA”), a California corporation, and iShares Trust and iShares U.S. ETF Trust, each a statutory trust established under the laws of the State of Delaware, and iShares, Inc., a Maryland corporation (together with iShares Trust and iShares U.S. ETF Trust, the “Registrants”).

RECITALS

WHEREAS, pursuant to that certain ETF Product License Agreement dated April 27, 2020 (as amended from time to time, the “License Agreement”) between Nasdaq, Inc., the successor in interest to The NASDAQ OMX Group, Inc., (“Nasdaq”) and BFA, BFA obtained a license to use, in connection with certain funds advised by BFA (as defined in the License Agreement, “Financial Products”), certain securities indexes owned and managed by Nasdaq (“Nasdaq Indexes”) and associated marks (“Nasdaq Marks”); and

WHEREAS, BFA has the right, pursuant to Section 2(d) of the License Agreement to grant its rights thereunder to certain affiliated entities and Financial Products, which include the Registrants; and

WHEREAS, the Registrants may wish to use Nasdaq Indexes and Nasdaq Marks in connection with the establishment of a series of exchange-traded funds, each based on a Nasdaq Index (each, an “Index ETF”), and to use Nasdaq Marks in connection with the identification and marketing of Index ETFs and disclosures about Index ETFs under applicable laws, rules and regulations; and

WHEREAS, BFA wishes to grant a sublicense to each of the Registrants for the use of Nasdaq Indexes and Nasdaq Marks;

NOW THEREFORE, the parties agree as follows:

1.

Grant of Sublicense. Subject to the terms and conditions of this Agreement, BFA hereby grants to each of the Registrants a sublicense to use the applicable Nasdaq Indexes and associated data, information and Nasdaq Marks in the manner set forth in, and subject to the terms of, the License Agreement. Each Registrant shall have no right to grant a sublicense to or to share use of Nasdaq Indexes or Nasdaq Marks with any other person or entity.

2.

Performance of Obligations Under the License. Each Registrant will be responsible for performing all of BFA’s executory obligations under the License Agreement (other than the payment of license fees), as such obligations relate to use of the applicable Nasdaq Indexes and Nasdaq Marks in connection with the formation and operation of Index ETFs.

3.	Fees. There shall be no fees paid to BFA or Nasdaq in connection with the sublicenses obtained hereunder.

4.

Termination. This Agreement shall terminate if (a) the License Agreement terminates, or (b) BFA or an affiliate of BFA ceases to exercise investment discretion over the Registrants or any Index ETF in its capacity as manager, investment adviser, trustee, or other comparable capacity. BFA shall notify the Registrants as soon as reasonably practicable of the occurrence of an event described in (a) above. Upon termination of this Agreement, the Registrants’ right to use the applicable Nasdaq Indexes and the Nasdaq Marks shall terminate immediately.

5.

Indemnification. Each Registrant shall indemnify and hold harmless BFA, its officers, employees, agents, successors, and assigns against all judgments, damages, costs or losses of any kind (including reasonable attorneys’ and experts’ fees) resulting from any claim, action or proceeding (collectively “claims”) that arises out of or relates to (a) the creation, marketing, advertising, selling, and operation of the Registrant or interests therein, (b) any breach by BFA of its covenants, representations, and warranties under the License Agreement caused by the actions or inactions of the Registrant, or (c) any violation of applicable laws (including, but not limited to, banking, commodities, and securities laws) arising out of the offer, sale, operation, or trading of the Registrant or interests therein, except to the extent such claims result from the negligence, gross negligence or willful misconduct of BFA or an affiliate of BFA. The provisions of this section shall survive termination of this Agreement.

6.

Assignment. No Registrant may make, or purport to make, any assignment or other transfer of this Agreement. BFA may assign its rights and obligations under this Agreement effective upon the giving of written notice to each Registrant.

7.	Amendment. No provision of this Agreement may be waived, altered, or amended except by written agreement of the parties.

8.	Entire Agreement. This Agreement and the License Agreement constitute the entire agreement between the parties hereto with respect to the subject matter hereof.

9.

Construction. Headings used in this Agreement are for convenience only and shall not affect the construction or interpretation of any of its provisions. Each of the provisions of this Agreement is severable, and the invalidity or inapplicability of one or more provisions, in whole or in part, shall not affect any other provision. To the extent not preempted by federal law, this Agreement shall be construed and interpreted under the laws of the State of California.

10.	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparts together shall constitute only one instrument.

IN WITNESS WHEREOF the parties have caused this Agreement to be executed as of the date first above written, with intent to be bound hereby.

BLACKROCK FUND ADVISORS

By:
Name: Shannon Ghia
Title: Managing Director

iSHARES TRUST

By:
Name: Trent Walker
Title: Treasurer and Chief Financial Officer

iSHARES U.S. ETF TRUST

By:
Name: Trent Walker
Title: Treasurer and Chief Financial Officer

iSHARES, INC.

By:
Name: Trent Walker
Title: Treasurer and Chief Financial Officer

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